
Vinder
Neighbors Feeding Neighbors
Confidential

The Problems

Home Gardener

1) Homegrown produce going to waste
2) Difficult to distribute

Consumer

1) High Organic Premium
2) Homegrown produce not easily accessible
3) Lack of connection to food system

Cite:
https://apps.ams.usda.gov/MarketingPublicationSearch/Reports/stelprdc5110552.pdf
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2984095/
https://www.ers.usda.gov/amber-waves/2016/may/investigating-retail-price-premiums-for-organic-foods/

Solutions and Business Model

A web/mobile platform to buy/sell/trade with neighbors. Vinder takes a **20% service fee** from every order.


Search...
Near me
Green Tomatoes
$1.50
/ lbs
Braising Mix
$5.00
/ lbs
Google

*Once registered, convenience, ease of use, and selection keep users from side stepping the platform.

Confidential

How Does it Work?



Step 2:
User discovers produce

Step 1:
Grower posts produce



Step 3:
Pays for produce



Step 4:
Payment direct deposited.

Step 5: Users Handle Delivery

User Pickup **Grower Delivery**

Confidential

Vinder Journey

Validate Idea


Early Days
Vinder

2016

Validate Scalability


Vinder
About
Produce
Contact
FAQ
Search
Grower: Jennifer Banister
Micro-Green Seeds
$2.00 / Each
Grower: Meghan Mix
Mustard Greens
$5.00 / Bundle
Grower: Care Bellamy
Jalapeños
$1.50 / Each
Grower: Care Bellamy
Ice Cream Bananas
$3.00 / Bunch
Grower: Care Bellamy
Cilantro
$2.00 / Oz
Grower: Care Bellamy
Oregano
$2.00 / Oz
Buy

2017

Dominate



Today

Engagement Metrics

AVG Order Size: **$15.88**

AVG Service Fee: **$3.17**

Buyer Retention Rate: **77%**

Grower Retention Rate: **90%**

*AVG Garden Size: 600 sq. ft.
Garden Growth **+20% Y.O.Y

Net Promoter Score: **74**

Cite:
http://masterofhort.com/2014/03/home-gardening-statistics/

Who Uses Vinder

Buyers



Age: 25-45
Work Full Time
No garden
Buys local/organic
Prefers delivery

Growers



Age: 45 - early 60’s
Retired-fixed income
Hobby Gardeners
Always have excess
Desire to socialize
Support community

Total Market


42 M
$600
$25.2 B
U.S. Home Gardeners
(1 in 3 Households)
AVG amount of
produce grown
in U.S. home
gardens
T.A.M. (US)

Cite:
http://time.com/money/4282793/gardening-grocery-savings/
https://garden.org/special/pdf/2014-NGA-Garden-to-Table.pdf

Current Addressable Markets



Austin, TX
$19.6 MM

*AVG Amount of excess produce in single family home gardens = $200 per garden

Confidential

Go-to-Market Strategy

Austin, TX

Targeted Ads

Zip codes


78641
78729
78728
78660
78726
78727
78759
78750
78753
78758
78732
78730
78731
78754
78757
78733
78752
78751
78703
78705
78723
78746
78722
78721
78701
78735
78702
78742
78704
78725
78741
78749
78745
78744
78739
78748
78617

Partners

CACG
Coalition of Austin Community Gardens

YARD TO MARKET CO-OP

sfc
SUSTAINABLE FOOD CENTER

Future Expansion Markets



San Antonio, TX
$12.1 M



Dallas, TX
$15 M



Houston, TX
$13.1 M



Los Angeles, CA
$44.7 M



San Francisco, CA
$64.6 M



Atlanta, GA
$13.3 M

*AVG Amount of excess produce in single family home gardens = $200 per garden

Confidential

Vision

The Largest Neighbormade Grocery Store With No Inventory



Produce
A.O.V = $16/ week

12 months



Value-added Goods
A.O.V. = $77/ week

*A.O.V. = Average Order Value

Confidential

Revenue Streams

1) 20% Service Fee
2) $99 Annual Premium Grower Membership Fee
3) $99 Annual Premium Buyer Membership Fee
4) Grower Insurance
5) SNAP/EBT Acceptance

Competition

High Community Connection


FARMER'S
Market

RipeNearMe

OLIO
The Food Sharing Revolution

Vinder

crop swap

Offline Transaction

Online Transaction

WHOLE FOODS MARKET

SAFEWAY

good eggs .com
LOCAL GROCERIES

amazon fresh

Low Community Connection

Confidential

1st Funding Round

750K → 18 months → **$91K**

(3,700 orders)




+$73K
Social Income


+800
Jobs


29,000 lbs
Food Saved

2nd Funding Round

$7M → 24 months → **$7.3M**

(303K orders)




+$5.8M
Social Income


+65K
Jobs


2.4M lbs
Food Saved